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                                                                   EXHIBIT 99.1
[CENTERPULSE LOGO]

                                                         Centerpulse Ltd
                                                         Andreasstrasse 15
                                                         CH-8050 Zurich

                                                         Tel +41 (0) 1 306 96 96
                                                         Fax +41 (0) 1 306 96 97
                                                         www.centerpulse.com
       MEDIA RELEASE
Date   November 4, 2002
Page   1/2




CENTERPULSE TRANSFERS USD 725 MILLION TO SETTLEMENT TRUST;
FINANCING OF U.S. LITIGATION SUCCESSFULLY CONCLUDED

ZURICH, NOVEMBER 4, 2002 - CENTERPULSE HAS SUCCESSFULLY CONCLUDED FINANCING FOR THE SETTLEMENT OF U.S. HIP AND KNEE IMPLANT LITIGATION. TODAY, NOVEMBER 4, THE SWISS-BASED MEDICAL TECHNOLOGY COMPANY TRANSFERS THE AGREED-TO USD 725 MILLION TO THE SETTLEMENT TRUST, IN CLEVELAND, OHIO, FULFILLING ITS FINANCING OBLIGATIONS TOWARD CLASS ACTION PARTICIPANTS IN THE SETTLEMENT AGREEMENT. CENTERPULSE CAN NOW DEVOTE ITS FULL ATTENTION TO PURSUING ITS ONGOING BUSINESS.

"This is a particularly significant day for Centerpulse," stated company Chairman and CEO, Dr. Max Link. "We can now focus our collective strengths on our current business affairs and on the further development of our company. I am pleased that the affected patients will shortly be able to receive compensation."

The total amount of USD 725 million will be transferred from Centerpulse to the Settlement Trust, on November 4, within the period foreseen by the Agreement. The Settlement Trust will pay out compensation to affected patients over the coming months. The payments will be made by a claims administrator, appointed by the responsible court for this purpose. The Settlement Agreement calls for patients who underwent revision surgery to receive an average of USD 200,000.

Centerpulse raised the necessary funds through a capital increase via a tradable preemptive rights offering as well as via bank credit. This solution meant that the company could avoid issuance of the Convertible Callable Instrument previously contemplated. It also allowed Centerpulse to pay the required amount into the Settlement Trust in a single installment. This payment will have no influence on Centerpulse's results for the current year. Corresponding provisions were charged to the company's 2001 accounts.

Centerpulse's subsidiary companies develop, produce, and distribute medical implants and biological materials for cardiovascular and orthopedic markets worldwide. As part of the company's efforts to refocus strategic emphasis on the core sectors of orthopedic, spine and dental implants, current efforts to divest the cardiovascular business continue to be pursued.

Centerpulse's financial results for the third quarter of 2002 will be released on November 8.

SAFE HARBOR STATEMENTS UNDER THE U.S. PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995.
This report may contain forward-looking statements including, but not limited to, projections of future performance of materials and products, financial conditions, results of operations and cash flows, containing risks and uncertainties. These statements are subject to change based on known risks detailed from time to time in the Company's Securities and Exchange Commission filings and other known and unknown risks and various other factors which could cause the actual results or performance to differ materially from the statement made herein.
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[CENTERPULSE LOGO]


       MEDIA RELEASE
Date   November 4, 2002
Page   2/2


MEDIA INQUIRIES:
Centerpulse Corporate Communications
Beatrice Tschanz                      Erwin Schaerer
Mobile + 41 (0)79 407 08 78           Mobile +41 (0)79 407 12 25
Phone +41 (0)1 306 96 46              Phone +41 (0)1 306 96 53
Fax +41 (0)1 306 96 51                E-mail: press-relations@centerpulse.com
E-mail: press-relations@centerpulse.com


INVESTOR RELATIONS:
Suha Demokan                          Marc Ostermann
Phone +41(0)1 306 98 25               Phone +41 (0)1 306 98 24
Fax +41(0)1 306 98 31                 E-mail: investor-relations@centerpulse.com
Mobile +41 (0)79 430 81 46
E-mail: investor-relations@centerpulse.com


(Swiss Stock Market symbol: CEPN, New York Stock Exchange symbol: CEP)

THIS NEWS RELEASE IS AVAILABLE ON THE INTERNET AT:
www.centerpulse.com.